Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

The following presentation was first used by MPLX LP on August 19, 2015.

Investor Presentation August 2015

Forward‐Looking Statements This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”) and Marathon Petroleum Corporation (“MPC”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX and MPC. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” "objective," “expect,” “forecast,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX's actual results to differ materially from those in the forward-looking statements include: the ability to complete the proposed merger of MPLX and MarkWest Energy Partners, L.P. (“MWE”) on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to MPLX or MWE’s industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations Office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office. Non-GAAP Financial Measures Adjusted EBITDA, distributable cash flow, and free cash flow are non-GAAP financial measures provided in this presentation. Adjusted EBITDA, distributable cash flow, and free cash flow reconciliations to the nearest GAAP financial measure are included in the Appendix to this presentation. Adjusted EBITDA, distributable cash flow, and free cash flow are not defined by GAAP and should not be considered in isolation or as an alternative to net income attributable to MPLX, net cash provided by operations or other financial measures prepared in accordance with GAAP. 2

Additional Information Additional Information This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MARKWEST ENERGY PARTNERS, L.P. (“MWE”). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary. Participants in Solicitation MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. . 3

Key Investment Highlights  Announced transformative combination with MarkWest Energy Partners, L.P.  Affirmed anticipated distribution growth of 29 percent in 2015, expects 25 percent compound annual LP distribution growth for combined entity through 2017, and approximately 20 percent growth in 2018 and 2019  Substantial portfolio of MLP-qualifying assets held by sponsor  Strategically located, high-quality, well-maintained assets  Predictable cash flows with fee-based revenues and minimal direct commodity exposure  Visibility to significant organic growth in addition to potential drop portfolio  Strong financial and liquidity position  Rating agencies affirmed prospective investment-grade credit ratings for the proposed combined partnership 4

Substantial Acceleration of MPLX  Acquired additional 30.5 percent interest in MPLX Pipe Line Holdings on December 1, 2014 for $800 MM (represents ~10.0x multiple of NTM EBITDA) Announced MPLX/MarkWest combination creates a very attractive distribution growth profile for an extended period of time MPC, as the GP sponsor, has interests aligned with the combined MLP and is committed to provide support for the distribution growth objectives Significant joint growth opportunities 5

Strategic Relationship with Sponsor Marathon Petroleum  Fortune 25 company  Investment grade credit profile  Fourth largest U.S. refiner – Largest in Midwest  2014 Revenues and other income: $98.1 B  2014 Net income attributable to MPC: $2.52 B  Approximately 2,760 Speedway convenience stores  Approximately 5,500 Marathon Brand retail outlets  Extensive terminal and pipeline network 6

MPC’s Focused and Integrated Network 7 As of March 31, 2015 Pipelines Coastal Water Terminals Inland Water Terminals Refineries Brand Marketing Biodiesel/Ethanol Facilities Terminals Speedway Marketing Area MPC Refineries Light Product Terminals MPC owned and Part-owned Third Party Asphalt/Heavy Oil Terminals MPC Owned Third Party Water Supplied Terminals Coastal Inland Pipelines MPC Owned and Operated MPC Interest: Operated by MPC MPC Interest: Operated by Others Pipelines Used by MPC Ethanol Facility Biodiesel Facility Tank Farms Butane Cavern Pipelines Barge Dock

MPC's Currently Identified Eligible MLP EBITDA Sources of ~$1.6 B

MPLX ENERGY LOGISTICS

Retained by MPC



Pipelines

- ~ 5,400 miles of additional crude and products pipelines
  - Owns, leases or has an ownership interest in these pipelines
  - 0.5% of MPLX Pipe Line Holdings LP
- Southern Access Extension, Sandpiper and Utica investments



Marine

- 203 owned and 12 leased inland barges; 5.3 MMBBL capacity
- 18 owned and one leased inland towboats



Terminals

- 62 light product; ~20 MMBBL storage; 189 loading lanes
- 18 asphalt; ~5 MMBBL storage; 65 loading lanes



Railcars

- 27 owned and 2,183 leased
- 794 general service; 1,171 high pressure; 245 open-top hoppers



Refineries

- 59 MMBBL storage (tanks and caverns)
- 25 rail loading racks and 24 truck loading racks
- 7 owned and 11 non-owned docks
- 2 condensate splitter investments



Fuels Distribution

- 20 B gallons of fuels distribution volume
  - Existing MPC and Speedway volumes; ~17 B gallons refined products
  - Acquisition of Hess' retail operations adds ~3 B gallons refined products

8

MPC Drop-down Strategy Considerations  Committed to significant acceleration of MPLX’s annual LP distribution growth rate – Affirmed anticipated distribution growth of 29 percent in 2015, expects 25 percent compound annual LP distribution growth for combined entity through 2017, and approximately 20 percent growth in 2018 and 2019  MPC created MPLX to grow midstream business and create a funding mechanism for strategic opportunities  MPLX investors highly value a consistent, long-term growth strategy  MPLX is establishing an optimized capital structure  Preparing MPC retained assets to be dropped, including tax considerations 9

MPC and MPLX Strategically Located Assets

- Strategically located near emerging shale plays
  - Marcellus, Utica, New Albany, Antrim, and Illinois Basin in Pennsylvania, Ohio, Indiana, Michigan, and Illinois
- MPC is currently transporting condensate from the Utica play
- MPC is continuing to evaluate various significant growth opportunities in the Utica and other shale plays



Bakken
Williston Basin
Michigan Basin
Antrim
Appalachian Basin
Devonian (Ohio)
Marcellus
Utica
Excello-Mulky
Forest City Basin
Woodford
Illinois Basin
Mississ-ippian Lime
Cherokee Platform
New Albany
Fayetteville
Chattanooga
Anadarko Basin
Arkoma Basin
Black Warrior Basin
Floyd-Neal
Conasauga
Valley & Ridge Province
Barnett Ft. Worth Basin
Ardmore Basin
TX-LA-MS Salt Basin
Tuscaloosa
Eagle Ford
Haynesville-Bossier
Pearsall
Western Gulf
Shale Plays
Current Plays
Prospective Plays
Basins
Stacked Plays
Shallowest / Youngest
Intermediate Depth / Age
Deepest / Oldest
MPC Refineries

Source: EIA

10

MPLX Assets are Integral to MPC 11

Other Major MPLX Assets Pipeline Tank Farm Storage Assets  Both crude oil and products located in Patoka, Wood River and Martinsville, IL and Lebanon, IN  Approximately 3.3 MM barrels of available capacity 12 Neal, W.Va., Butane Storage Cavern  Capacity of approximately 1 MM barrels  Connected to MPC’s Catlettsburg, KY refinery through pipelines owned by MPC  Rail access is available through the refinery’s rail facilities Wood River, IL Barge Dock  Approximately 78,000 barrels-per-day of crude oil and product throughput capacity

High-quality, Well-maintained Asset Base  MPLX continually invests in the maintenance and integrity of its assets  Uses a patented integrity management program to enhance pipeline safety and reliability  Top-tier reputation and active industry involvement 13 Certifications, Initiatives and Industry Partnerships

Significant Capital Plan  Major growth projects – Cornerstone Pipeline and Utica build-out – Patoka to Lima capacity expansion – Robinson butane cavern  Maintenance capital – 16% of 2014 Adjusted EBITDA 14 2015 Capital Plan $260 MM Maintenance $38 MM Growth $222 MM

71% 20% 9% MPC Commited MPC Additional Third Party Stable and Predictable Cash Flows  MPLX’s assets consist of fee-based pipeline systems and storage assets  Minimal commodity exposurec  MPC has historically accounted for over 85% of the volumes shipped on MPLX’s pipelines  MPC has entered into multiple long-term transportation and storage agreements with MPLX – Terms of up to 10 years, beginning in 2012 – Pipeline tariffs linked to FERC-based rates – Indexed storage fees 15 2014 Revenue – Product / Asset Mix 2014 Revenue – Customer Mix MPC = 91% 45% 44% 3% 3% 5% Crude Transportation Product Transportation Tank Storage Cavern Storage Operating and Mgmt. Fees $245 MM $240 MM $388 MM $112 MM $48 MM a,b Notes: a) Includes revenues generated under Transportation and Storage agreements with MPC b) Volumes shipped under joint tariff agreements are accounted for as third party for GAAP purposes, but represent MPC barrels shipped c) Commodity exposure only to the extent of volume gains and losses

MPC Investing in Significant Growth Projects

North Dakota System (Sandpiper)

- Logistics equity investment– MPC
  - Length, size: 610 Mile, 24"/30" + North Dakota Classic System and Bakken Pipeline U.S.
  - Capacity: 580 MBD
  - In-Service: 2017 est.
  - MPC Investment: $1.0 B - $1.2 B
  - MPC Equity: 27% - 30%
  - Future potential drop to MPLX



Canadian
Bakken
Sandpiper
Enbridge Mainline
Superior, WI
Flanagan, IL
SAX
Patoka, IL
Bakken Pipeline U.S.
145 MBD
Cromer
Trenton
210 MBD
North Dakota Classic
Beaver Lodge
225 MBD
Sandpiper
Clearbrook, MN
375 MBD
60 MBD
Superior, WI
Minnesota Refineries
North Dakota Classic
Bakken Pipeline U.S.

Source: Enbridge

16

MPC Investing in Significant Growth Projects 17 Southern Access Extension (SAX)  Logistics equity investment – MPC – Length, size: 165 Mile, 24” – Capacity: 300 MBD – In-Service: Late 2015 est. – MPC Investment: ~$305 MM – MPC Equity: 35% – Future potential drop to MPLX Superior, WI Canadian Bakken Flanagan, IL Patoka, IL SAX Source: Enbridge

MPLX/MPC Utica Build-Out Connectivity 18

MPLX Developing a Comprehensive Utica System

Cornerstone Pipeline and Additional Opportunities

- Industry solution, 16-inch pipeline connecting Utica Shale region to East Sparta, Ohio, tank farm
- ~$250 MM capital investment
  - Includes tank farm expansion
- Late 2016 completion est.
- East and West connectivity options
  - River access via Midland/Wellsville
  - MPC's Canton/Detroit/ Robinson refineries
  - Third-party refineries and pipelines
- Other Utica organic growth opportunities being evaluated



19

MPLX Strong Financial Flexibility to Manage and Grow Asset Base 20 ($MM except ratio data) As of 6/30/15 Cash and cash equivalents 130.4 Total assets 1,382.6 Long-term debt(a) 753.4 Total equity 492.4 Consolidated total debt to consolidated EBITDA ratio (covenant basis)(b)(c) 3.1 Undrawn bank revolving credit agreement 1,000.0 (a) Includes amounts due within one year. We adopted the updated Financial Accounting Standards Board debt issuance cost standard as of June 30, 2015, and applied the changes retrospectively. We reclassified unamortized debt issuance costs related to term debt of $4.3 million as of June 30, 2015 from other noncurrent assets to long-term debt. (b) Maximum covenant ratio <= 5.0 or 5.5 during the six month period following certain acquisitions (c) Consolidated EBITDA is subject to adjustments for certain acquisitions completed and capital projects undertaken during the relevant period

0.2625* (MQD) 0.2725 0.2850 0.2975 0.3125 0.3275 0.3425 0.3575 0.3825 0.4100 0.4400 0.20 0.22 0.24 0.26 0.28 0.30 0.32 0.34 0.36 0.38 0.40 0.42 0.44 0.46 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 $ /U ni t 1.49x 1.37x 1.56x 1.47x Distribution Growth per Unit *Represents minimum quarter distribution (MQD) for 4Q12, actual $0.1769 equal to MQD prorated Coverage Ratio 1.36x 1.25x 1.25x 1.38x 1.19x IPO 10/31/12 1st acquisition 5/1/13 $100 MM 2nd acquisition 3/1/14 $310 MM 23.0% CAGR over MQD 0.97x 1.18x 3rd acquisition 12/1/14 $800 MM 21

Our Priorities for Investors 22 Maintain Safe and Reliable Operations Sustain Long-term LP Distribution Growth; 29% in 2019, 25% CAGR through 2017, and approximately 20% in 2018 and 2019 Focus on Fee-Based Businesses Pursue Organic Growth Opportunities Grow Through Acquisitions $20 $30 $40 $50 $60 $70 $80 $90 O c t- 1 2 J an-1 3 Apr -1 3 J ul-1 3 O c t- 1 3 J an-1 4 Ap r- 1 4 J ul-1 4 O c t- 1 4 J an-1 5 Apr -1 5 J ul- 1 5 Unit Price IPO Source: Thomson Reuters

23 Appendix

Financial Performance – Attributable to MPLX



Adjusted EBITDA
$MM
70
60
50
40
30
20
10
0
18.2
25.1
26.7
30.5
28.9
43.8
39.9
40.2
42.4
64.2
70.7
4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15



Distributable Cash Flow
$MM
60
50
40
30
20
10
0
16.6
27.9
26.9
31.0
28.3
37.3
36.2
32.9
32.1
57.4
61.0
4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15

24

Net Income 25 2Q 2015 vs. 2Q 2014 Variance Analysis 42.9 13.0 0.7 4.0 (2.0) (1.1) (4.9) (1.2) 51.4 (0.2) 51.2 0 10 20 30 40 50 60 2Q 2014 (100% Basis) Transportation Revenue Other Revenue and Income Cost of Revenues G&A Other taxes Interest and Other Financial Costs Other 2Q 2015 (100% Basis) MPC Retained Interest 2Q 2015 Attributable to MPLX $ M M

Deficiency Payment Effect Example 26 For illustrative purposes only ($MM) Quarter 1 Quarter 2 Quarter 3 Quarter 4 Quarter 5 Quarter 6 Quarter 7 Quarterly deficiency payment 2 5 3 5 - - - Use or expiration of credit (on or before) - - - - 2 5 3 Cumulative deferred revenue 2 7 10 15 13 8 5 Distributable cash flow Yes Yes Yes Yes No No No Adjusted EBITDA No No No No Yes Yes Yes

MPLX and MPC are Aligned  MPC views MPLX as integral to its operations and is aligned with its success and incentivized to grow MPLX  MPLX assets consist of a 99.5% GP interest in Pipe Line Holdings, as well as 100% ownership in the Neal, W.Va., Butane Cavern  MPC retains the remaining 0.5% LP interest in Pipe Line Holdings  MPC also owns 69.5% LP interest and 100% of MPLX’s GP interest and IDRs 27 0.5% limited partner interest 100.0% ownership interest 100.0% ownership interest MPLX Operations LLC r MPLX Terminal and Storage LLC 100.0% ownership interest Public 100.0% ownership interest 2.0% GP interest 28.5% LP interest Marathon Pipe Line LLC (“MPL”) 99.5% GP interest Ohio River Pipe Line LLC (“ORPL”) MPLX GP LLC (our General Partner) 69.5% LP interest 100.0% ownership interest MPLX LP (NYSE: MPLX) (the “Partnership”) MPLX Pipe Line Holdings LP (“Pipe Line Holdings”) Marathon Petroleum Corporation and Affiliates (NYSE: MPC) MPLX Organizational Structure As of June 30, 2015

Incentive Distribution Rights  2Q 2015 distribution of $0.4400/unit is in top tier of IDRs 28

Crude Oil Pipeline Systems – Overview

MPLX ENERGY LOGISTICS

Crude Oil Pipeline System	Diameter (Inches)	Length (Miles)	Capacity (MBPD)[a]	Initial Term (Years)	MPC Min. Commitment (MBPD)
Patoka to Lima	20" / 22"	302	249	10	40
Catlettsburg and Robinson	20" / 24"	484	495	10	380
Detroit	16"	61	197	10	155
Wood River to Patoka	12" / 22"	115	314	5	130
Wood River Barge Dock	--	--	78	5	40
Total [b]	--	962	1,333	--	745

Historical Throughput (MBPD)[d]								
	2008	2009	2010	2011	2012	2013	2014	1H 2015
MPC	697	676	732	811	830	853	838	878
Third Party	153	122	151	182	202	222	203	190
Total [c]	850	798	883	993	1,032	1,075	1,041	1,068
% MPC	*82%*	*85%*	*83%*	*82%*	*80%*	*79%*	*80%*	*82%*

Notes:
a) Capacity shown is 100 percent of the capacity of these pipeline systems and based on physical barrels. At December 31, 2014, MPLX owned a 99.5 percent indirect interest in these pipeline systems through Pipe Line Holdings.
b) Excludes inactive pipelines.
c) Increase in throughput during the period is primarily due to the Detroit, MI heavy oil upgrading and expansion project and the Romulus, MI to Detroit, MI line completion (Q4 2012) and activation of the Roxanna, IL to Patoka IL pipeline in January 2012
d) Physical volumes shipped. Volumes shown for all periods exclude volumes transported on pipeline systems not contributed to MPLX LP at the initial public offering.

29

Crude Oil Pipeline Systems – Overview 30

Patoka to Lima Crude System  76 miles of 20-inch pipeline extending from Patoka, IL to Martinsville, IL  226 miles of 22-inch pipeline extending from Martinsville to Lima, OH – Includes related breakout tankage at Martinsville  From MPC's tank farm in Lima, crude can be shipped to: – MPC’s Canton, OH and Detroit, MI refineries – Other third-party refineries  Current capacity of 249 MBPD  Initial MPC minimum throughput commitment term of 10 years for 40 MBPD  Estimated minimum cash commitment related to MPC’s throughput commitment of $7.6 MM 31 Source: Oil & Gas Journal effective December 31, 2014 Refineries Served (MBPCD) MPC Detroit 130 MPC Canton 90 PBF Toledo 170 BP/Husky Toledo 152 Husky Lima 160

Catlettsburg and Robinson Crude System  Primary pipelines supplying crude oil for MPC's Catlettsburg, KY and Robinson, IL refineries  Patoka to Catlettsburg System – 140 miles of 20-inch pipeline from Patoka to Owensboro, KY – 266 miles of 24-inch pipeline from Owensboro to Catlettsburg – Entry points at Patoka and Lebanon Junction, KY from the Mid Valley system – Current capacity of 270 MBPD  Patoka to Robinson System – 78 miles of 20-inch pipeline that delivers crude oil to MPC’s Robinson refinery – Current capacity of 225 MBPD  Initial MPC minimum throughput commitment term of 10 years for 380 MBPD  Estimated cash commitment related to MPC’s throughput commitment of $101.4 MM 32 Refineries Served (MBPCD) MPC Catlettsburg 242 MPC Robinson 212 Source: Oil & Gas Journal effective December 31, 2014

Detroit Crude System  Samaria to Detroit – 44 miles of 16-inch pipeline extending from Samaria, MI to MPC's Detroit refinery – System includes a tank farm and crude oil truck offloading facility located in Samaria – Current capacity of 117 MBPD  Romulus to Detroit – 17 miles of 16-inch pipeline extending from Romulus, MI to MPC's Detroit refinery – Long-term lease from a third party expires in 2019, which can be extended for up to 20 years at MPC’s sole discretion – MPL constructed a one-mile addition that connects to MPC’s Detroit refinery – The system has an estimated capacity of 80 MBPD  Initial MPC minimum throughput commitment term of 10 years for 155 MBPD  Estimated cash commitment related to MPC’s throughput commitment of $12.8 MM Refineries Served (MBPCD) MPC Detroit 130 Source: Oil & Gas Journal effective December 31, 2014 33

Wood River to Patoka Crude System  Wood River to Patoka System – 57 miles of 22-inch pipeline extending from Wood River, IL to Patoka – Current capacity of 215 MBPD  Roxanna to Patoka System – 58 miles of 12-inch pipeline extending from Roxanna, IL (Enbridge Energy Partner’s Ozark pipeline system) to an MPLX tank farm in Patoka – Pipeline system is leased from a third party under a long-term lease – This crude oil line was placed into service in January 2012 – Current capacity of 99 MBPD  Initial MPC minimum throughput commitment term of 5 years for 130 MBPD  Estimated cash commitment related to MPC's throughput commitment of $10.5 MM 34

Midwest Product Pipelines – Overview 35

Gulf Coast Product Pipelines – Overview 36

Product Pipeline Systems – Overview 37 Notes: a) Designed to meet outgoing rate for connecting third-party pipelines b) Excludes inactive pipelines. c) Includes MPC volumes shipped under a joint tariff which are accounted for as third-party revenue d) Throughput agreements were not in place for periods prior to the IPO of MPLX 2007 2008 2009 2010 2011 2012 2013 2014 1H 2015 MPC c 964 873 856 904 971 909 862 852 888 Third Party 85 87 97 64 60 71 49 26 25 Total 1,049 960 953 968 1,031 980 911 878 913 % MPC 92% 91% 90% 93% 94% 93% 95% 97% 97% Throughput Agreement d 859 859 859 859 859 859 859 860 860 Product Pipeline System Diameter (Inches) Length (Miles) Capacity (MBPD) Initial Term (Years) MPC Min. Commitment (MBPD) Garyville to Zachary 20” 70 389 10 300 Zachary Connect 36” 2 -NA- a 10 80 Texas City to Pasadena 16” 39 215 10 81 Pasadena Connect 30” / 36” 3 -NA- a 10 61 Ohio River Pipe Line (ORPL) 6” / 8” / 10” / 14” 518 244 10 129 Robinson 10” / 12” / 16” 1,171 548 10 209 Louisville Airport 6” / 8” 14 29 N/A N/A Total b -- 1,817 1,425 -- 860 Historical Throughput (MBPD)

Garyville Products System

MPLX ENERGY LOGISTICS



MS
Colonial 36"
Plantation 12"/18"
Zachary
Colonial 36"
Baton Rouge
MPLX 20"
LA
Garyville
MPC Refineries
MPLX Product Pipelines
3rd-Party Pipelines

Refineries Served (MBPCD)	
MPC Garyville	522

Source: Oil & Gas Journal effective December 31, 2014

- Primary pathway for the distribution of refined products from the Garyville, LA refinery
- **Garyville to Zachary**
  - 70 miles of 20-inch pipeline extending from MPC's Garyville refinery to either the Plantation Pipeline in Baton Rouge, LA or the MPC Zachary breakout tank farm in Zachary, LA
  - Current capacity of 389 MBPD
- **Zachary Connect**
  - 2 miles of 36-inch pipeline that delivers refined products from the MPC tank farm to Colonial Pipeline in Zachary
- Initial MPC minimum throughput commitment term of 10 years for 300 MBPD and 80 MBPD for Garyville to Zachary and Zachary Connect, respectively
- Estimated cash commitment related to MPC's throughput commitment of $61.1 MM from the combined system

38

Texas City Products System  Primary pathway for the distribution of refined products from MPC's Texas City refinery  Texas City to Pasadena – 39 miles of 16-inch pipeline extending from refineries owned by MPC and third parties in Texas City, TX to the MPC Pasadena breakout tank farm and third-party terminals in Pasadena, TX – Current capacity of 215 MBPD  Pasadena Connect – 3 miles of 30 / 36-inch pipeline that delivers refined products from the MPC tank farm in Pasadena to the third-party Enterprise, Colonial, and Centennial pipeline systems  Initial MPC minimum throughput commitment term of 10 years for 81 MBPD and 61 MBPD for Texas City to Pasadena and Pasadena Connect, respectively  Estimated cash commitment related to MPC’s throughput commitment of $9.4 MM from the combined system 39 Source: Oil & Gas Journal effective December 31, 2014 Refineries Served (MBPCD) MPC Texas City 84 MPC Galveston Bay 451 Valero Texas City 250

Ohio River Pipe Line (ORPL) Products Systems  System of single and bi-directional pipelines that connect MPC's Canton and Catlettsburg refineries with MPC and third-party terminals  Current combined capacity of 244 MBPD  MPC minimum throughput commitment term of 10 years for 129 MBPD  Estimated cash commitment related to MPC's throughput commitment of $58.2 MM 40 Pipeline Detail Diameter (inches) Length (miles) Capacity (MBPD) Kenova to Columbus a 14” 150 68 Canton to East Sparta 6” 17 73 East Sparta to Heath 8” 81 29 East Sparta to Midland 8” 62 32 Heath to Dayton 6” 108 24 Heath to Findlay 8”/10” 100 18 Note: a) Kenova to Columbus pipeline originates at the Catlettsburg refinery Refineries Served (MBPCD) MPC Catlettsburg 242 MPC Canton 90 Source: Oil & Gas Journal effective December 31, 2014

Robinson Products System  1,171 miles of owned/leased pipelines connecting MPC's Robinson and third-party refineries and terminals in IL, KY and IN  Current combined capacity of 548 MBPD  Initial MPC minimum throughput commitment term of 10 years for 209 MBPD  Estimated cash commitment related to MPC’s throughput commitment of $49.9 MM 41 Note: a) Only leased segment in the system; long-term lease b) Capacity not shown for 16 miles on this system due to complexities associated with bi-directional capacity Diameter (inches) Length (miles) Capacity (MBPD) Robinson to Lima 10” 250 51 Robinson to Louisville 16” 129 92 Robinson to Mt. Vernon a 10” 79 43 Wood River to Clermont 10” 317 48 Dieterich to Martinsville 10” 40 59 Wabash System b 12”/16” 356 71/99/85 Pipeline Detail Refineries Served (MBPCD) MPC Robinson 212 Phillips 66 / Cenovus Wood River 314 Other refineries via Explorer pipeline -- Source: Oil & Gas Journal effective December 31, 2014

Other Major MPLX Assets

MPLX ENERGY LOGISTICS

- MPC's commitments account for total annual revenue of $34 MM from these "Other" major assets
- Neal, W.Va., Butane Storage Cavern – Capacity of ~1 MMBBL with an initial 10-year term
  - Connected to MPC's Catlettsburg, KY refinery through pipelines owned by MPC
  - Rail access is available through the refinery's rail facilities
- Tank Farm Storage Assets
  - Several pipeline storage facilities (tank farms) for both crude oil and products located in Patoka, Wood River and Martinsville, IL and Lebanon, IN with ~3.3 MM barrels of available capacity that will be provided to MPC on a firm basis


Neal Butane Cavern


Tank Farm Storage

Asset	Capacity	Initial Term (Years)
Patoka Tank Farm	1,386 MBBL	3
Wood River Tank Farm	419 MBBL	3

Asset	Capacity	Initial Term (Years)
Martinsville Tank Farm	738 MBBL	3
Lebanon Tank Farm	750 MBBL	3

42

Capital Expenditures & Investments 43 Note: Excludes capitalized interest ($MM) MPLX 2015 Budget 2Q 2015 YTD Growth 222 36 68 Maintenance 38 5 8 Total Capital Expenditures & Investments 260 41 76 *Includes MPLX Note: Excludes capitalized interest ($MM) MPC 2015 Budget 2Q 2015 YTD Refining & Marketing 1,042 160 335 Midstream 234 47 101 Total Refining & Marketing Segment 1,276 207 436 Speedway 452 100 145 Pipeline Transportation* 659 157 238 Corporate and Other 140 41 62 Total Capital Expenditures & Investments 2,527 505 881

MPC's Fully Integrated Downstream System



MARATHON
Marketing Area
MPC Refineries
Light Product Terminals
MPC owned and Part-owned
Third Party
Asphalt/Heavy Oil Terminals
MPC Owned
Third Party
Water Supplied Terminals
Coastal
Inland
Pipelines
MPC Owned and Operated
MPC Interest: Operated by MPC
MPC Interest: Operated by Others
Pipelines Used by MPC
Ethanol Facility
Biodiesel Facility
MPLX
Tank Farms
Butane Cavern
Pipelines
Barge Dock

As of March 31, 2015

Refining and Marketing

- Seven-plant refining system with ~1.7 MMBPCD capacity
- One biodiesel facility and interest in three ethanol facilities
- One of the largest wholesale suppliers in our market area
- One of the largest producers of asphalt in the U.S.
- ~5,500 Marathon Brand retail outlets across 19 states
- ~505 retail outlet contract assignments primarily in the Southeast and select Northeast states
- Owns/operates 62 light product terminals and 18 asphalt terminals, while utilizing third-party terminals at 118 light product and 6 asphalt locations
- 18 owned and one leased inland waterway towboats with 203 owned barges and 12 leased barges, 2,210 owned/leased railcars, 142 owned transport trucks

Speedway (Retail)

- ~2,750 locations in 22 states
- Second largest U.S. owned/operated c-store chain

Pipeline Transportation

- Owns, leases or has interest in ~8,300 miles of pipelines
- One of the largest petroleum pipeline companies in U.S.
- Part ownership in non-operated pipelines includes Explorer, LOCAP, LOOP, Maumee and Wolverine

44

MPC 2015 Value Drivers  Top-tier safety and environmental performance  Accelerate growth of Midstream/MPLX – Announced MPLX/MWE merger  Capital return to shareholders – Strong and growing dividend – Share repurchase program  Speedway – Hess integration  Increasing light crude processing and export capabilities  Enhancing margins in our refining operations  Integrated downstream system 45

MPC Focused Return of Capital to Shareholders 46 *$551 MM dividends plus $1,600 MM share repurchases **Includes cash capital expenditures, acquisitions, investments and contingent consideration, excluding $2,772 MM for the acquisition of Hess ’ retail operations and related assets. ***Cash flow provided by operations less cash used for investments, excluding $2,772 MM for the acquisition of Hess’ retail operations and related assets. 3,650 2,424 2,151 2,772 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 $ M M Hess Retail Acquisition Dividends and share repurchases* Investments, Excluding Hess Acquisition** Net cash provided by operations Dividends and share repurchases ~1.8x of Adj. Free Cash Flow*** $1,226 Adjusted Free Cash Flow*** LTM Ended 6/30/15

2.1% 3.1% 1.8% 2.7% 2.4% 2.4% 6.1% 6.4% 6.0% 4.1% 6.5% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% MPC HFC TSO PSX VLO Dividend Yield Special Dividend Yield 2015 Share Repurchase/Share Yield MPC Delivering Consistent Return of Capital 47 Twelve months ended June 30, 2015 8.2% 11.9% 6.8% 7.8% 8.9% *Total Capital Return Yield: Twelve months ended June 30, 2015 dividends per share, plus twelve months ended June 30, 2015 special dividends per share, plus twelve months ended June 30, 2015 share repurchase per share, all divided by twelve month average share price from July 1, 2014 through June 30, 2015.

MPC Performing Consistently in the Top Tier 48 Engine behind MPC’s focus on capital returns Source: Company Reports Operating Income Per Barrel of Crude Throughput** *Current companies ranked: BP, CVX, HFC, MPC, PSX, TSO, VLO, XOM **Adjusted domestic operating income per barrel of crude oil throughput -5 0 5 10 15 20 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 $ /BB L MPC’s Rank Competitor Range Companies Ranked* 11 12 11 9 10 9 8 9 9 8 10 8 8 8 8 8 8 9 March YTD Preliminary 3 3 2 1 2 3 7 2 1 5 3 1 3 1 2 2 2 3

MPC Allocating Capital to Higher Valued Businesses 49 Excludes Galveston Bay and Hess retail acquisitions 2012 – 2015 Capital Investment Profile 0 500 1,000 1,500 2,000 2,500 3,000 2012 2013 2014 2015E $ M M Refining & Marketing, excluding Midstream Midstream Pipeline Transportation Speedway Other

Growing Global Product Demand  Distillate and gasoline demand continues to rise  Fuel oil continues to decline on economics and emissions issues 50 Sources: BP Statistical Review Estimate of World Energy, MPC Gasoline Distillate Fuel Oil Other +1.2% -1.0% +1.2% +0.8% Compounded Annual Growth Rates 2030 vs. 2014 “Other” consists of refinery gas, liquefied petroleum gas (LPG), solvents, petroleum coke, lubricants, wax, and other refined products and refinery fuel “Distillate” includes jet fuel “Gasoline” includes naphtha 0 20 40 60 80 100 120 Forecast Actual Gasoline Distillate Fuel Oil Other M M B D

U.S. Refined Product Demand  Distillate demand growth outpaces other products  Gasoline will be constrained by CAFE standards and modest growth in biofuels penetration  Residual fuel demand continues to fall 51 -0.3% -0.5% +1.5% +1.4% -3.8% Compounded Annual Growth Rates 2020 vs. 2014 Sources: DOE/EIA Estimate, MPC 0 1 2 3 4 5 6 7 8 9 10 Gasoline Gasoline ex ethanol Distillate Jet Fuel Resid Forecast Actual MMB D

MPC Capitalizing on Global Growth in Diesel Demand  Garyville +35 MBD ULSD in 2014-16 – $232 MM investment – ~45% ROI  Galveston Bay +9 MBD ULSD in 2015 – $16 MM investment – ~50% ROI  Robinson +5 MBD ULSD in 2015 – $77 MM investment – ~30% ROI 52 32 34 36 38 2012 2013 2014 2015E 2016E 2017E % o f C ru d e T h ro u g h p u t Distillate Production 300 400 500 600 700 2012 2013 2014 2015E 2016E 2017E M B D Distillate Production

Forward Curves 53 Sources: CME, ICE, futures as of August 13, 2015  Forward curves show some price recovery, but not a return to $100/BBL  Forward values for the Brent-WTI differential are favorable $40 $50 $60 $70 $80 $90 $100 3Q 14 4Q 14 1Q 15 2Q 15 Pr omp t 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 $/BB L WTI $3 $4 $5 $6 $7 $8 3Q 14 4Q 14 1Q 15 2Q 15 Pr omp t 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 $/BB L Brent-WTI $40 $50 $60 $70 $80 $90 $100 $110 3Q 14 4Q 14 1Q 15 2Q 15 Pr omp t 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 $/BB L Brent

Sustaining U.S. Refining Advantage 54 *World Bank Assessment **Petroleum Argus Assessment 0 2 4 6 8 10 12 14 16 18 20 $ /MM B tu Henry Hub (NYMEX prompt price) European Natural Gas (Avg Import Border Price)* Japanese Liquefied Natural Gas (Import Price)* USGC #6 Fuel Oil-1% Sulfur (NYH-Avg spot price)**

U.S. Gross Refined Product Exports Increasing 55 Source: U.S. Energy Information Administration 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 MMB D Gasolines Kero-Jet Diesels Propane/Propylene Gross Product Exports

MPC Growing Gulf Coast Export Capabilities  Export investments totaling ~$120 MM  Added new 500,000 barrel export tank at Garyville in 2013  Galveston Bay in 2015 – +30 MBD ULSD – ~40% ROI  Garyville in 2015 – +20 MBD Gasoline – ~30% ROI  Galveston Bay in 2016-18 – +115 MBD Gasoline – ~35% ROI 56 150 320 345 395 510 0 100 200 300 400 500 600 2012 2013 2014 2015E 2018+E M B D Export Capacity

0 50 100 150 200 250 300 350 2010 2011 2012 2013 2014 1H 2015 M B D Rising MPC Finished Product Exports 57

Rising North American Crude & NGLs Production 58 Sources: EIA, CAPP, MPC 0 5 10 15 20 25 1985 1990 1995 2000 2005 2010 2015 2020 2025 2030 M M B D U.S. Canada Forecast Actual 2015

0 300 600 900 1,200 1,500 1,800 1990 2000 2010 2020 2030 MB D North Dakota ← Actual Forecast → 2014 0 1,000 2,000 3,000 4,000 5,000 1990 2000 2010 2020 2030 MB D Texas ← Actual Forecast → 2014 0 25 50 75 100 125 150 1990 2000 2010 2020 2030 MB D Ohio ← Actual Forecast → 2014 Total Growth 2014 – 2030 +3,520 MBD MPC Refinery Utica +78 MBD Growing Crude Oil Supply 59 Canada +1,584 MBD Bakken +604 MBD Permian +648 MBD Eagle Ford +411 MBD Total U.S. Growth +1,934 MBD Niobrara +163 MBD Sources: EIA, CAPP (June 2015), MPC

Refining Capacity in Advantaged Regions 60 100% in PADDs II and III 0% 20% 40% 60% 80% 100% MPC VLO HFC PSX TSO PADD II PADD III PADD I PADD IV PADD V Source: Oil & Gas Journal effective December 31, 2014 PADD III PADD V PADD IV PADD II Canadian Bakken Utica Permian Basin Eagle Ford Gulf of Mexico Canadian PADD I

Compelling Advantage for Pipeline and Marine 61 All costs shown as $/BBL Pipeline costs exclude any storage or transfer fees and line loss Sources: MPC, publicly available information

MPC Creating Crude/Condensate Advantage 62 Source: MPC

U.S./Canada Key Existing and Planned Pipelines 63 Sources: Publicly available Information MBPD Pipeline In Service Date 300 Line 9 Reversal 2015 300 SAX 2015 200 Diamond 2016 450 Dakota Access 2016 450 ETCO (Trunkline Conversion) 2016 225-375 Sandpiper 2017 300 +590 Trans Mountain Trans Mountain Expansion Current 2017 830 Keystone XL 2018 1,100 Energy East 2018 525 Northern Gateway 2018+

MPC Balance in Refining Network 64 Source: MPC data as reported in the Oil & Gas Journal effective December 31, 2014 Midwest Capacity 674,000 BPCD Louisiana Capacity 522,000 BPCD Texas Capacity 535,000 BPCD Canton (Ohio) 90,000 Catlettsburg (Ky.) 242,000 Detroit (Mich.) 130,000 Robinson (Ill.) 212,000 Galveston Bay (Texas) 451,000 Texas City (Texas) 84,000 Garyville (La.) 522,000 Total 1,731,000

MPC Key Strengths 65 Balanced Operations 39% 61% Crude Oil Refining Capacity PADD II PADD III 55% 45% Crude Slate Sour Crude Sweet Crude ~70% ~30% Assured Sales Wholesale and Other Sales Assured Sales of Gasoline Production (Speedway + Brand + Wholesale Contract Sales) As of June 30, 2015 2Q 2015 2Q 2015

MPC Increasing Light Sweet Crude and Condensate Capacity

MPLX ENERGYLOGISTICS

- Condensate splitters
  - Canton: 25 MBD
    - Completed 4Q 2014
  - Catlettsburg: 35 MBD
    - Completed 2Q 2015
  - $250 MM investment
  - >30% ROI for each project
- Light crude processing
  - Robinson: +30 MBD light crude
  - $140 MM investment
  - ~30% ROI, 2016 completion

Condensate Processing Opportunity



Ultra-Sweet Condensate
New Fractionator
Light Naphtha to Gasoline Blending
Heavy Naphtha to Reforming
Distillates to Hydrotreating
Heavier Components
Conventional Crude
Existing Crude Unit
To Downstream Process Units



66

MPC Leveraging Existing Capacity to Run Light Sweet Crude  45% sweet crude oil throughput in 2Q 2015 versus 68% sweet crude oil capacity  Reformer capacity captures full value of light crude processing  Additional value added through aromatics production 67 0 5 10 15 20 25 30 MPC Midwest MPC USGC % o f C ru d e C a p ac it y Reforming Capacity Source: 2015 Oil & Gas Journal Industry Average Sources: Argus DeWitt Aromatics Reports 2011-12 and MPC internal data. Benzene, toluene, mixed xylenes, and cumene shown. Xylene revised. 0 40 80 120 M B P C D U.S. Aromatics Capacity

Galveston Bay Driving Value 68  Integration with Texas City refinery  Revamp crude and vacuum units – Optimize for future crude availability – Improve distillate recovery  Add hydrotreating capacity – Move to 100% ULSD  Idle the smallest and oldest FCC  Expand export capabilities  Expand bottom upgrade capacity

Speedway Value  Top-tier performance in the convenience store industry  Scalable technology and organizational infrastructure  Disciplined expense control  Highly successful consumer loyalty program  Leverage integration value within MPC’s infrastructure 69 63% 37% Total Gross Margin Mix Light Product Merchandise 2011-2014 Average

MPC Acquisition of Hess Retail

Transaction Overview

- Hess retail acquisition included:
  - 1,245 company operated locations
  - Transport fleet with capacity to transport ~1 B gal/yr.
  - Pipeline shipper history in various pipelines, including ~40 MBPD on Colonial Pipeline
  - Prime undeveloped real estate bank for organic growth
- Total consideration of $2.82 B
  - $2.37 B base purchase price
  - $191 MM working capital
  - $263 MM capital leases cash settled
- Unique acquisition opportunity of premier East Coast locations
- Financed with a combination of debt and available cash
- Transaction closed on September 30, 2014


WI
MI
IL
IN
KY
TN
AL
GA
SC
VA
WV
PA
NY
VT
NH
MA
CT
NJ
MD
FL
Hess
Speedway

70

Conversion Plans for Former Hess Stores 71 2014-2017  Conversion to Speedway: $181 MM  Remodel Capital: $240 MM ~250 Stores by March 2015 ~500 Stores by Dec. 2015 ~495 Stores by Dec. 2016

 Accelerates strategy to grow higher valued and stable cash-flow businesses  Provides larger integrated platform for growth in new markets  Meaningfully expands scale and provides multiple levels of strategic optionality  Continued commitment to balance value enhancing investments in the business with capital returns to shareholders 72 Transformative Transaction for MPC and Speedway

Enhances Strategic Value for MPC’s Integrated System 73 Refined Product Placement Opportunities  Incremental 200 MBPD of refined products placement capacity, increases assured gasoline sales  Incremental supply of MPC Gulf Coast refined products to northeast and southeast markets Logistics Opportunities  Increases utilization and optimization of MPC terminals with incremental 70 MBPD of throughput Marketing Potential Growth platform for further expanding Speedway, Marathon Brand and Wholesale Light Product Supply Strategy Existing supply and terminal agreements provide near term competitive supply with upside potential to aggregate volumes and further reduce costs Optimize supply in southeast market through existing production and logistics assets Leverage Midwest and Gulf Coast production to provide supply to the New York Harbor Note: Includes owned and third-party terminals Water Terminals Light Product Terminals Connecting Pipelines Refineries Hess Marketing Area Speedway Marketing Area Dual Marketing Area

Synergies and Marketing Enhancements Will Drive Value for MPC 74  Operating and G&A expense synergies of $75 MM  Integrated light product supply savings of $45 MM  Additional sales uplift and merchandise margin enhancement of $70 MM  Expedited integration and transition process due to spin-off preparation 175 365 35 40 45 70 0 100 200 300 400 2013 Pro Forma Hess EBITDA* Form 10 WilcoHess Synergies Operating and G&A Expense Synergies Light Product Supply and Logistics Marketing Enhancements 2017E Hess EBITDA $ M M Earnings Opportunities 20 30 35 10 20 40 45 45 45 25 70 0 50 100 150 200 2014E* 2015E 2016E 2017E $ M M Synergies and Marketing Enhancements WilcoHess Synergies Operating and G&A Expense Synergies Light Product Supply and Logistics Marketing Enhancements Sources: Company reports, MPC internal estimates *Sept. 30, 2013 Form 10 Pro Forma annualized *Based on Oct. 1, 2014 closing 20 75 120 190

7.13 -1 1 3 5 7 9 11 13 2005 2013 Lig h t P rod u ct B rea ke ve n ( cp g) Focus on Improving Light Product Breakeven  Measure of operating efficiency and merchandise contribution to total expense  Potential to drive substantial value in the business over time 75 2.56 12.39 Each 1.00 cent per gallon improvement = ~$30 MM annual pretax earnings Speedway Hess Sept. 30, 2013 Form 10 Estimate LPBE = Total Expenses – Merchandise Margin Light Product Volume

Speedway and Hess Side-by-Side Comparison  Speedway generates an incremental $17,300 of merchandise margin per store per month  ~$250 MM of additional annual merchandise margin potential across Hess retail 76 Hessa Speedwayb Company Operated Sites 1,255 1,478 Fuel Sales (gallons/store/month) 198,500 177,400 Fuel Margin ($/gallon) $0.137 $0.144 Merchandise Sales ($/store/month) $111,000 $176,800 Merchandise Margin ($/store/month) $29,200 $46,500 a) 2013PF data provided in Hess Retail Corporation Form 10 SEC filing b) 2013 data provided in Marathon Petroleum Corporation 10K SEC filing

MPC Annual Price and Margin Sensitivities

$MM (After Tax)

LLS 6-3-2-1 Crack Spread* Sensitivity (per $1.00/barrel change)	~$450
Sweet/Sour Differential** Sensitivity (per $1.00/barrel change)	~$200
LLS-WTI Spread*** Sensitivity (per $1.00/barrel change)	~$100
Natural Gas Price Sensitivity (per $1.00/MMbtu change in Henry Hub)	~$140

*Weighted 38% Chicago and 62% USGC LLS 6-3-2-1 crack spreads and assumes all other differentials and pricing relationships remain unchanged

**Light Louisiana Sweet (prompt) - [Delivered cost of sour crudes: Arab Light + Kuwait + Maya + Western Canadian Select + Mars]

***Assumes 20% of crude throughput volumes are WTI-based domestic crudes

77

MPLX Adjusted EBITDA and Distributable Cash Flow Reconciliation from Net Income

MPLX ENERGY LOGISTICS

($MM)	4Q 2012*	1Q 2013	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015
Net income	26.3	35.3	34.8	39.2	36.8	55.7	42.9	43.1	36.4	45.9	51.4
Less: Net income attributable to MPC-retained interest	13.2	17.7	16.2	17.7	16.6	21.5	14.1	14.0	7.2	0.3	0.2
Net income attributable to MPLX LP	13.1	17.6	18.6	21.5	20.2	34.2	28.8	29.1	29.2	45.6	51.2
Plus: Net income attributable to MPC-retained interest	13.2	17.7	16.2	17.7	16.6	21.5	14.1	14.0	7.2	0.3	0.2
Depreciation	7.9	11.7	11.9	12.7	12.6	12.6	12.4	12.5	12.7	12.7	12.7
Provision (benefit) for income taxes	0.1	-	0.1	0.4	(0.7)	-	0.1	-	(0.2)	-	-
Non-cash equity-based compensation	0.1	0.2	0.3	0.3	0.6	0.4	0.5	0.5	0.6	0.6	0.8
Net interest and other financial costs	0.2	0.2	0.3	0.2	0.4	0.6	1.3	1.1	2.3	5.3	6.2
Adjusted EBITDA	34.6	47.4	47.4	52.8	49.7	69.3	57.2	57.2	51.8	64.5	71.1
Less: Adjusted EBITDA attributable to MPC-retained interest	16.4	22.3	20.7	22.3	20.8	25.5	17.3	17.0	9.4	0.3	0.4
Adjusted EBITDA attributable to MPLX LP	18.2	25.1	26.7	30.5	28.9	43.8	39.9	40.2	42.4	64.2	70.7
Plus: Current period deferred revenue for committed volume deficiencies[(a)]	2.1	4.7	2.9	5.1	6.0	7.7	6.9	7.8	8.8	12.6	9.2
Less: Net interest and other financial costs	0.3	0.3	0.3	0.5	0.4	0.8	1.3	1.4	2.3	5.3	6.2
Income taxes paid (refunded)	-	-	-	-	0.1	-	-	-	(0.3)	-	-
Maintenance capital expenditures paid	3.4	1.5	2.3	4.0	3.9	1.9	3.2	5.8	8.8	4.2	3.5
Volume deficiency credits[(b)]	-	0.1	0.1	0.1	2.2	11.5	6.1	7.9	8.3	9.9	9.2
Distributable cash flow attributable to MPLX LP	16.6	27.9	26.9	31.0	28.3	37.3	36.2	32.9	32.1	57.4	61.0

*For the period October 31, 2012 to December 31, 2012
[(a)] Deficiency payments included in distributable cash flow that are not included in net income or adjusted EBITDA.
[(b)] Current period revenue related to volume deficiency credits generated in prior periods that are included in adjusted EBITDA but not distributable cash flow.

78

MPC EBITDA Reconciliation to Net Income Attributable to MPC

($MM)	2007	2008	2009	2010	2011	2012	2013				2014				2015	
							1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Net income attributable to MPC	2,262	1,215	449	623	2,389	3,389	725	593	168	626	199	855	672	798	891	826
Less: Net interest and other financial income (costs)	165	30	31	12	(26)	(109)	(48)	(45)	(47)	(39)	(46)	(48)	(50)	(72)	(81)	(64)
Add: Net income attributable to noncontrolling interests	-	-	-	-	-	4	5	6	5	5	8	9	7	7	12	13
Add: Provision for income taxes	1,164	670	236	400	1,330	1,845	378	316	81	338	108	457	333	382	486	432
Add: Total segment depreciation and amortization	582	604	670	912	873	972	281	297	294	325	308	312	310	344	350	362
Add: Items not allocated to segments	147	(11)	182	265	316	277	67	124	82	93	131	66	97	88	81	77
Total Segment EBITDA	3,990	2,448	1,506	2,188	4,934	6,596	1,504	1,381	677	1,426	800	1,747	1,469	1,691	1,901	1,761
By Segment																
Refining & Marketing Segment EBITDA	3,413	1,819	950	1,539	4,309	5,902	1,341	1,155	473	1,248	623	1,524	1,228	1,279	1,583	1,474
Speedway Segment EBITDA	312	408	343	404	381	424	94	150	131	112	86	123	152	335	231	189
Pipeline Transportation Segment EBITDA	265	221	213	245	244	270	69	76	73	66	91	100	89	77	87	98
Total Segment EBITDA	3,990	2,448	1,506	2,188	4,934	6,596	1,504	1,381	677	1,426	800	1,747	1,469	1,691	1,901	1,761
Last Twelve Months Segment EBITDA													5,442	5,707	6,808	6,822

79

Reconciliation 80 MPC Adjusted Free Cash Flow to Net Cash Provided by Operations *Represents cash paid, excludes acquisition of Hess’ retail operations and related assets. **Excludes amounts reflected in net cash provided by operating activities. ($MM) 2014 2015 LTM (For the Quarter) 3Q 4Q 1Q 2Q Net cash provided by operating activities 1,078 388 1,190 994 3,650 Additions to property, plant and equipment (383) (528) (389) (375) (1,675) Acquisitions* (4) - - - (4) Investments (177) (72) (42) (107) (398) Contingent Consideration** (172) - - (175) (347) Total Investments (736) (600) (431) (657) (2,424) Adjusted free cash flow 342 (212) 759 337 1,226

EBITDA Reconciliation to Net Income for Hess 81 *Based on Hess Sept. 30, 2013 Form 10 data annualized ($MM) 2013* 2017E Net Income 47 138 Less: Net interest and other financial income (costs) (12) - Add: Provision for income taxes 22 78 Add: Depreciation and amortization 94 149 EBITDA 175 365

82